Contact

www.linkedin.com/in/donna-morgan-murray-66a01461 (LinkedIn)

Top Skills

Regulatory Affairs
Clinical Development
Drug Development

Donna Morgan Murray

Retired
Seattle, Washington, United States

Experience

EMulate Therapeutics, Inc.

Chief Regulatory Officer
May 2017 - Present (8 years 5 months)
Seattle, Washington

Bristol-Myers Squibb

14 years

Head, Global Quality & Regulatory Compliance
December 2013 - May 2017 (3 years 6 months)
Princeton, NJ

Provide oversight to all GLP, GCLP, GCP, GVP, GMP, and GDP activities as well as other regulated areas (eg, controlled substances, AWP, corporate compliance).

President - ZymoGenetics
July 2011 - December 2013 (2 years 6 months)
Seattle, WA

Research: focus on discovery and advancement of therapeutic proteins to treat cancer, immunology-based disorders and fibrosis.
Early Clinical Development: expertise conducting proof-of-concept clinical trials in cancer and immunology-based disorders.
Manufacturing: process development capabilities in microbial and mammalian based proteins and GMP manufacturing of proteins for toxicology studies and early-stage clinical trials

Vice President - Global Regulatory Sciences
June 2003 - June 2011 (8 years 1 month)
Wallingford, CT

Global regulatory strategy - anti-infective, oncology, neuroscience

CuraGen Corporation

Vice President - Regulatory Affairs & Clinical Development
August 2000 - June 2003 (2 years 11 months)
New Haven, CT

Procter Gamble Pharmaceuticals

15 years 6 months

Associate Director, Director

January 1995 - June 2000 (5 years 6 months)

Cincinnati

Global Regulatory Affairs, Cardiac Drug Development

Scientist, Section Head

January 1985 - December 1994 (10 years)

Cincinnati

Anti-infective Research Department

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Education

The University of Texas Health Science Center at Houston (UTHealth)

Doctor of Philosophy (PhD), Immunology